UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 001-14974

THOMSON

46, quai Alphonse Le Gallo

92100 Boulogne-Billancourt

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Exhibits

Exhibit 99.1

Press release, "First Half 2009 Results (unaudited)", dated July 27, 2009.

Exhibit 99.2

Presentation to Investors, "Restructuring Agreement & First Half 2009 Results", dated July 27, 2009.

Exhibit 99.3

Press release, "Thomson: Presentation to Investors on July 27, 2009", dated July 27, 2009.

Thomson is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and the matters discussed in this document may contain statements, including any discussion of management expectations for future periods, that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions as well as conditions specific to Thomson’s business and regulatory factors, many such factors being outside of our control. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s public statements and reports (Information Réglementée) and Thomson’s filings with U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON
	By:	/s/ Stéphane Rougeot
	Name:	Stéphane Rougeot
Date: July 27, 2009	Title:	Executive Vice President, Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE

First Half 2009 Results (unaudited)

•

Group revenues of €1,801 million in first half 2009, a decrease of (1.9)% year over year at current exchange rates and (5.5)% at constant rates mainly due to retail telephony exit

o

Revenues from new perimeter of €1,730 million, +2.4% year over year at current rates and (1.2)% at constant rates. Thomson Connect and Licensing activities recorded revenue growth in first half 2009. DVD activity impacted by lower replication volumes, partly offset by mix improvements and stable revenues overall for other Technicolor activities

o

Second quarter 2009 Group revenues (10.6)% at current rates and (12.8)% at constant rates. Second quarter 2009 revenues from new perimeter (6.0)% at current rates and (8.1)% at constant rates. On a sequential basis, 2009 second quarter revenues showed a slight increase compared to 2009 first quarter revenues at constant rates

•

Increase in operating profitability in first half 2009 with EBIT of €51 million, a €30 million increase year on year, +1.7pt margin improvement

o

Operating profitability gains mainly driven by more favourable business mix, cost reduction measures and operating efficiencies across all businesses

•

Consolidated net result of €(325) million of which €(306) million for non cash impairment charge resulting mainly from Grass Valley and PRN asset disposal process

o

Excluding impairments and restructuring charges of €(305) million, adjusted net result of €(20) million in first half 2009, an improvement compared to €(89) million in first half 2008

•

Net debt of €2,311 million on 30 June 2009, stable compared to €2,357 million at the end of the first quarter 2009. Cash position of €511 million on 30 June 2009

o

Group free cash flow of €(239) million in first half 2009 mainly due to the one-off working capital increase incurred in first quarter 2009

Paris, 27 July 2009 – The Board of Directors of Thomson (Euronext Paris: 18453, NYSE: TMS), met today to approve the Group’s first half 2009 results.

Comment by Frederic Rose, Chairman and CEO

«The first half 2009 results reflect our determination to generate operational profitability and cash flow. These are our two overriding objectives for the months to come as we pursue the execution of our strategy to refocus our business around our content creator customers. This performance, achieved in the midst of our balance sheet restructuring, is a testimony to the commitment of our employees in what was a very challenging environment for Thomson.”

Summary of consolidated first half 2009 results (unaudited)

In € million unless otherwise stated	1H 2008	1H 2009	Change, reported
Technicolor revenues	814	797	(2.1)%
Change at constant rates		(6.3)%
Thomson Connect revenues	689	732	+6.2%
Change at constant rates		2.8%
Technology revenues	181	195	+7.9%
Change at constant rates		5.6%
Corporate and other revenues	151	77	(48.9)%
Change at constant rates		(52.0)%
Group net revenues from continuing operations	1,835	1,801	(1.9)%
Change at constant rates		(5.5)%
Of which new perimeter	1,690	1,730	+2.4%
Change at constant rates		(1.2)%
EBIT+Depreciation and Amortization	136	156	+14.0%
EBIT+D&A margin (%)	7.4%	8.7%	+1.3 pts
EBIT from continuing operations	21	51	+30
Financial costs (net)	(73)	(10)	+63
Share of profit/(loss) from associates	(1)	(1)	0
Income tax	(18)	(36)	(18)
Profit/(loss) from continuing operations	(71)	4	+75
Loss from discontinued operations	(111)	(329)	(218)
Net loss, Group share	(182)	(325)	(143)
Free cash flow*	(109)	(239)	(130)
Net financial debt	1,315	2,311	+996
* Free cash flow is defined as operating cash from / (used) in operating activities less change in working capital and other assets and liabilities, tax, financial and non current cash out.

Adjusted indicators (unaudited)

Thomson is presenting, in addition to published results and with the aim to provide a more comparable view of the evolution of its operating performance, a set of adjusted indicators which exclude impairments and restructuring charges.

In € million unless otherwise stated	1H 2008	1H 2009	Change, reported
Impairment and restructuring included in EBIT and EBIT+D&A from continuing operations	36	33	(3)
Adjusted EBIT+Depreciation and Amortization	173	189	+16
Adjusted EBIT+D&A margin (%)	9.4%	10.5%	+1.1 pt
Adjusted EBIT	57	84	+27
Adjusted EBIT margin (%)	3.1%	4.7%	+1.6 pts
Impairment and restructuring included in discontinued operations	57	272	+215
Adjusted net loss, Group share*	(89)	(20)	+69
* Adjusted net result is defined as net result before impairments and restructuring

Group highlights

•

Second quarter 2009 Group revenues amounted to €886 million, down (10.6)% at current rates and (12.8)% at constant rates. Second quarter 2009 revenues from new perimeter down (6.0)% at current rates and (8.1)% at constant rates. The difference between year on year revenue variance for the first and second quarters 2009 results from a significant revenue imbalance between the first two quarters in 2008 related to product delivery timing for a Thomson Connect customer. On a sequential basis, 2009 second quarter revenues showed a slight increase compared to 2009 first quarter revenues at constant rate.

•

Group revenues from continuing activities for the first half 2009 were down (1.9)% at current rates compared to first half 2008, and down (5.5)% at constant rates mainly due to exit of retail telephony. Revenues from the Group’s new perimeter 2.4% at current rates compared to first half 2008, and down (1.2)% at constant rates. Technicolor activities suffered from a strong decline in SD-DVD replication volumes, but benefited from positive trends in Film activities and from the resilience of the Media Management and Content Distribution businesses. Thomson Connect recorded revenue growth in 1H 09, benefiting from strong demand and stable average selling price overall. Technology revenues increased by 5.6% at constant rates, supported by growth in Licensing business.

•

Despite the revenue decrease, the Group recorded a €20 million increase in EBIT+D&A from continuing operations at 156 million, a 8.7% margin in first half 2009. This 1.3 points margin increase was mainly driven by mix improvement, cost reduction measures and operating efficiencies across all businesses. Adjusted EBIT+D&A (from impairments and restructuring charges) amounted to €189 million in first half 2009, a margin increase of 1.1 points compared to first half 2008. Earnings before interest and tax from continuing activities increased to €51 million in first half 2009 compared to €21 million in first half 2008.

•

Net result (Group share) amounted to €(325) million in first half 2009, reflecting higher impairment and restructuring charges compared to first half 2008. Excluding these charges, the Group adjusted net result amounted to €(20) million in first half 2009, a €69 million improvement compared to 1H 2008, reflecting the increase in EBIT from continuing operations and lower financial charges, partly offset by higher deferred tax charges.

•

Operating cash flow1 from continuing operations amounted to €63 million in first half 2009, compared to €51 million in first half 2008. Thomson generated a negative Group free cash flow of €(239) million in first half 2009 compared to €(109) in first half 2008. Free cash flow from continuing activities amounted to €(172) million in first half 2009 mainly due to the one-off working capital increase incurred in first quarter 2009, associated with the alignment of the supplier payment cycle to contractual terms. Free cash flow from discontinued activities improved substantially to €(67) million in first half 2009 compared to €(150) million in first half 2008 mainly due to exit of Audio Video Accessories businesses.

•

Net debt on 30 June 2009 stood at €2,311 million, nearly stable compared to its level of €2,357 million at the end of the first quarter 2009. The cash position of the Group at 30 June 2009 was €511 million, compared to €586 million at the end of the first quarter 2009.

1 EBIT+D&A minus capex and cash restructuring

Divisional highlights

Technicolor

Revenues for the quarter are presented in accordance with IFRS, and therefore exclude activities now treated as discontinued. Previously reported revenues for Technicolor in 1H 2008 came to €906 million, of which €92 million from Media Networks business (principally PRN and Screenvision) now treated as discontinued, the. Previous EBIT for Technicolor in 1H 2008 amounted to €(34) million, of which €(6) million from activities now treated as discontinued.

In € million	2Q 2008	2Q 2009	1H 2008	1H 2009
Revenues	407	387	814	797
Change, as reported (%)		(4.7)%		(2.1)%
Change at constant currency (%)		(8.9)%		(6.3)%
EBIT+D&A			54	58
Change, as reported (%)				7.5%
EBIT+D&A margin (%)			6.6%	7.3%
Adjusted EBIT+D&A			68	77
Change, as reported (%)				12.4%
Adjusted EBIT+D&A margin (%)			8.4%	9.7%
EBIT			(28)	(9)
EBIT margin (%)			(3.5)%	(1.1)%
Adjusted EBIT			(14)	9
Adjusted EBIT margin (%)			(1.7)%	1.1%

Despite a 22% volume decline in DVD replication and an economic environment which weighed on funding for film production and releases, Technicolor limited its revenue decrease to 6.3% in first half 2009 compared to first half 2008 at constant currency. Technicolor was able to offset in great part the margin impact of lower SD-DVD replication volumes and reduced activity in production and post-production through:

-

resilience of distribution activities and stable volumes in Film release printing with a more favorable mix compared to 1H 2008;

-

continued growth in Media Management services and stable Content Distribution business.

The adjusted EBIT+D&A margin of Technicolor increased by 1.3 points in 1H 2009 compared to 1H 2008. Content Services benefited from strong momentum in Media Management services, offset by the impact of lower activity in production and post-production on margins. Physical Media activities were able to mitigate the negative profitability impact associated with lower revenues as a result of an improved business mix and operational efficiency gains linked to restructuring actions. Content Distribution services profitability improved on the back of a tighter control on costs and operating processes.

•

Content Services (digital production, post-production and content media management)

During the first half 2009, digital production (visual effects, animation and games) benefited from a sustained level of activity for animation services, but suffered from uncertainties related to the funding of new film projects and from a weak advertising market, which weighed on visual effects activities. However, the Group was able to secure major film projects in the second quarter of 2009, leading to a strong backlog build-up at end of first half 2009.

Post-production revenues were down in first half 2009, with activity levels at historical lows, particularly in North America as a result of the economic environment. This slowdown in activity levels was amplified in the second quarter of 2009 as it became more challenging for non-major studios the raise funding to support the marketing of movie releases.

Media management services showed robust growth in 1Q 2009 which tempered somewhat in 2Q 2009, fueled by higher volumes related to studios catalogs and stronger business in digital post-production services and for packaged media (including compression and authoring for Blu-ray™ discs).

•

Physical Media (Film and DVD Services)

KPIs	2Q 2008	2Q 2009	1H 2008	1H 2009
Film footage (bn feet)	1.1	1.0	1.8	1.8
Change (%)		(7%)		0%
DVD volumes (million units)	285	219	597	465
Change (%)		(23)%		(22%)

Film Services revenues grew in first half 2009 on a strong film release slate and on an improved geographical mix. Film reel volumes were flat in 1H 2009 compared to 1H 2008, with demand from major studios compensating for lower activity from independent and mini major studios.

SD-DVD replication volumes declined substantially in first half 2009, especially in North America. However, the SD-DVD replication volume impact on margin was partly compensated by:

-

a strong improvement in mix year-on-year, with significant volume growth in high-definition discs (Blu-ray™) and lower kiosks volumes;

-

the resilience of the distribution business.

•

Content Distribution Services

Content Distribution Services revenues were nearly flat in 1H 2009, with limited new opportunities as customers are impacted by a declining advertising market.  Key focus in 1H 2009 was on operational improvements and cost reductions in conjunction with the migration of ITV into our UK facility.

Thomson Connect

Revenues for the quarter and six-month operating profitability are presented in accordance with IFRS, and therefore exclude activities now treated as discontinued. Previously reported revenues for Thomson Connect in 1H 2008 amounted to €1,109 million, of which €420 million from activities now treated as discontinued or Other Continuing, principally the Grass Valley business and the remaining European and Asian Telephony businesses. Previous EBIT for Thomson Connect in 1H 2008 amounted to €(26) million, of which €(21) million from activities now treated as discontinued.

In € million	2Q 2008	2Q 2009	1H 2008	1H 2009
Revenues	402	364	689	732
Change, as reported (%)		(9.7)%
Change at constant currency (%)		(12.3)%		2.8%
EBIT+D&A			32	52
Change, as reported (%)				60.1%
EBIT+D&A margin (%)			4.6%	7.1%
Adjusted EBIT+D&A			42	52
Change, as reported (%)				24.7%
Adjusted EBIT+D&A margin (%)			6.1%	7.1%
EBIT			3	9
EBIT margin (%)			0.5%	1.2%
Adjusted EBIT			13	10
Adjusted EBIT margin (%)			1.9%	1.4%
KPIs
Cable (m)	1.5	1.3	2.5	2.7
Satellite (m)	2.8	2.4	5.0	4.7
Telecom (m)	2.9	3.0	5.1	5.9
Total Access Products (m)	7.3	6.8	12.7	13.2
Change		(6.9)%		4.1%

Following an unusually weak 1Q 2008 which was compensated by an unusually strong 2Q 2008, the performance of Thomson Connect was more even over 1H 2009. Compared to 1H 2008, growth in access products revenues in 1H 2009 was mainly attributable to:

-

Slight growth in Cable volumes, mainly driven by strong demand for Western European operators;

-

Slight decline in Satellite volumes due to an unfavourable comparison base against an exceptionally strong 2Q 2008; the mix in Satellite continues to improve with sustained demand for high-end devices (HD-PVR);

-

Improved mix in Telecom driven by a sustained demand in high-end devices and multi-service gateways;

-

Stable average selling prices overall.

Revenues of the Software Service Platform business in the second quarter 2009 remained very negatively impacted by a significant decline in investments due to the current economic environment.

Despite the negative impact of lower revenues from SSP on margins, operating profitability of the Thomson Connect activity increased in 1H 2009 compared to 1H 2008 on the back of an improved product mix, tighter control over bid processes as well as costs optimization efforts.

•

Technology

In € million	2Q 2008	2Q 2009	1H 2008	1H 2009
Revenues	100	102	181	195
Change, as reported (%)		2.3%		7.9%
Change at constant currency (%)		10.1%		5.6%
Of which Licensing revenues	96	100	175	192
Change, as reported (%)		4.4%		7.3%
Change at constant currency (%)		12.5%		9.7%
EBIT+D&A			125	124
Change, as reported (%)				(0.8)%
EBIT+ D&A margin (%)			69.1%	63.6%
Adjusted EBIT+D&A			126	140
Change, as reported (%)				11.3%
Adjusted EBIT+D&A margin (%)			69.6%	71.8%
EBIT			118	116
EBIT margin (%)			65.0%	59.5%
Adjusted EBIT			118	132
Adjusted EBIT margin (%)			65.2%	67.7%

In 1H 2009, Licensing activities benefited from a stable revenue stream from the MPEG-LA pool and from the signature of licensing contracts which the Group had decided to delay at the end of 2008 to extract better value from related patents.

Excluding the impact of a €13 million impairment charge on the trademark portfolio, the adjusted EBIT+D&A of Technology reached €140 million in first half 2009, or 71.8% of revenues, benefiting from higher revenues from the Licensing business.

•

Discontinued activities

Total EBIT from discontinued activities amounted to € (323) million in 1H 2009. This EBIT loss was largely related to held for sale activities, which included a €(276) million impairment charges resulting mainly from estimated transaction values of Grass Valley and PRN.

An analyst conference call hosted by Frederic Rose, Chairman and CEO and Stephane Rougeot, CFO will be held at 15:00 CET today.

Notice

Thomson is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and these materials  contain certain statements, including Thomson’s current intentions, beliefs or expectations about its balance sheet restructuring and the timetable for completion of the balance sheet restructuring, and its future results of operations, financial condition, liquidity and prospects, that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions as well as conditions specific to the balance sheet restructuring and its implementation, including the ability to obtain the necessary regulatory, shareholder and other approvals, many such factors being outside of our control.  Detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's public statements and reports (Information Réglementée) and Thomson’s filings with U.S. Securities and Exchange Commission.

These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein (the “Securities”) have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”).

The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.  There will be no public offer of the Securities in the United States.

Contacts

External Communications, phone: +33 1 41 86 53 93

Investor Relations, phone: +33 1 41 86 55 95

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
(€ in millions)	2008 Unaudited	2009 Unaudited
Continuing operations
Revenues	1,835	1,801
Cost of sales	(1,486)	(1,440)

Gross margin	349	361

Selling and administrative expenses	(206)	(193)
Research and development expenses	(87)	(78)
Other income (expense)	(35)	(39)

Profit (loss) from continuing operations before tax and net finance costs	21	51

Interest income	9	4
Interest expense	(44)	(33)
Other financial income (expense)	(38)	19
Net finance costs	(73)	(10)

Share of profit (loss) from associates	(1)	(1)
Income tax	(18)	(36)
Profit (loss) from continuing operations	(71)	4

Discontinued operations
Net loss from discontinued operations	(111)	(329)

Net income (loss)	(182)	(325)
Attributable to:
- Equity Holders	(182)	(325)
- Minority interests	-	-

	Six months ended June 30,
(in euro, except number of shares)	2008 Unaudited	2009 Unaudited

Weighted average number of shares outstanding (basic net of treasury stock)	262,940,199	262,947,221

Earnings (loss) per share from continuing operations
- basic	(0.27)	0.02
- diluted	(0.27)	0.02

- basic	(0.42)	(1.25)
- diluted	(0.42)	(1.25)
Total earnings (loss) per share
- basic	(0.69)	(1.23)
- diluted	(0.69)	(1.23)

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(€ in millions)	December 31, 2008 Audited	June 30, 2009 Unaudited
ASSETS

Non-current assets:
Property, plant and equipment	541	451
Goodwill	926	756
Other intangible assets	673	508
Investments in associates	7	6
Investments and available-for-sale financial assets	52	50
Contract advances	131	105
Deferred tax assets	515	486
Income tax receivable	21	9
Other non-current assets	41	36

Total non-current assets	2,907	2,407

Current assets:
Inventories	270	135
Trade accounts and notes receivable	968	599
Current accounts with associates and joint-ventures	4	8
Derivative financial instruments	85	10
Income tax receivable	32	27
Other current assets	485	498
Cash collateral	38	53
Cash and cash equivalents	769	511
Assets classified as held for sale	33	514

Total current assets	2,684	2,355

Total assets	5,591	4,762

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(€ in millions)	December 31, 2008 Audited	June 30, 2009 Audited
EQUITY AND LIABILITIES

Shareholders’ equity:
Common stock (269,890,028 shares at June 30, 2009 with nominal value of €3.75 per share)	1,012	1,012
Treasury shares	(159)	(159)
Additional paid in capital	1,643	1,643
Subordinated perpetual notes	500	500
Other reserves	139	135
Retained earnings (accumulated deficit)	(2,998)	(3,323)
Cumulative translation adjustment	(272)	(227)

Shareholders’ deficit	(135)	(419)

Minority interests	1	1

Total deficit	(134)	(418)

Non-current liabilities:
Borrowings	22	17
Retirement benefits obligations	332	310
Restructuring provisions	17	14
Other provisions	103	93
Deferred tax liabilities	284	272
Other non-current liabilities	45	70

Total non-current liabilities	803	776

Current liabilities :
Borrowings	2,862	2,805
Derivative financial instruments	46	13
Retirement benefits obligations	71	62
Restructuring provisions	115	64
Other provisions	102	76
Trade accounts and notes payable	968	490
Accrued employee expenses	155	112
Income tax payable	32	7
Other current liabilities	548	454
Payables on acquisition of companies	1	-
Liabilities classified as held for sale	22	321

Total current liabilities	4,922	4,404
Total liabilities	5,725	5,180

Total deficit and liabilities	5,591	4,762

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ in millions)	Six months ended June 30,
	2008 Unaudited	2009 Unaudited
Net income (loss)	(182)	(325)
Loss from discontinued operations	(111)	(329)
Profit (loss) from continuing operations	(71)	4
Summary adjustments to reconcile profit from continuing operations to cash generated from continuing operations
Depreciation and Amortization	131	120
Impairment of assets	6	30
Net changes in provisions	-	(28)
(Profit) / loss on asset sales	-	(3)
Interest (income) and expense	35	29
Other non cash items (including tax)	41	35
Changes in working capital and other assets and liabilities	14	(199)
Cash generated from / (used in) continuing operations	156	(12)
Interest paid	(28)	(51)
Interest received	13	3
Income tax paid	1	(15)
Net operating cash generated from / (used in) continuing activities	142	(75)
Net operating cash used in discontinued operations	(123)	(58)
Net cash from / (used in) operating activities (I)	19	(133)

Acquisition of subsidiaries, associates and investments, net of cash acquired	(13)	(1)
Net cash impact from sale of investments	10	(2)
Purchases of property, plant and equipment (PPE)	(73)	(84)
Proceeds from sale of PPE	1	6
Purchases of intangible assets including capitalization of development costs	(30)	(19)
Cash collateral (granted to) / reimbursed by third parties	-	(16)
Loans (granted to) / reimbursed by third parties	-	(11)
Net investing cash used in continuing activities	(105)	(127)
Net investing cash used in discontinued operations	(41)	(15)
Net cash used in investing activities (II)	(146)	(142)

Proceeds from borrowings	500	49
Repayments of borrowings	(247)	(51)
Net financing cash generated from/ (used in) continuing activities	253	(2)
Net financing cash used in discontinued operations	-	(1)
Net cash provided by / (used) in financing activities (III)	253	(3)

Net (decrease) / increase in cash and cash equivalents (I+II+III)	126	(278)
Cash and cash equivalents at beginning of period	572	769
Exchange gain / (losses) on cash and cash equivalents	(33)	20
Cash and cash equivalents at end of period	665	511

EXHIBIT 99.2

# Restructuring Agreement & First Half 2009 Results

Frédéric Rose, Chairman & CEO
Stéphane Rougeot, CFO

July 27, 2009

THOMSON TECHNICOLOR

14

# Agenda

I. Key Points of Agreement with Thomson's Senior Creditors

II. Highlights of H1 Results

THOMSON TECHNICOLOR

16

# I. Key Points of Agreement with Thomson's Senior Creditors

THOMSON TECHNICOLOR

17

# Our objectives driving the balance sheet restructuring

- **Restore stabilized and sustainable capital structure**
  - Allow the Company to implement its strategy
  - Path to investment grade rating
- **Ensure appropriate liquidity position to run the Company's operations**
- **Preserve interests of all stakeholders**
- **Allow the Company to re-focus on its operations and its customers**
  - Limit disruption to the business

**Re-create conditions for long-term value creation for all stakeholders**

THOMSON TECHNICOLOR

18

# What Has Been Achieved to Date

| | |
|---|---|
| **Step 1: Preparation**<br>***January - February 2009*** | End January 2009: announcement of Thomson's new strategy and of the Group's intention to start negotiations with creditors with a view to improve its balance sheet<br>February 2009: Thomson initiates discussions with its main creditors |
| **Step 2: Due diligence**<br>***March - April 2009*** | Creditors organize themselves: steering committees in place, legal and financial advisors appointed<br>Creditors due diligence process |
| **Step 3: Negotiations and agreement on balance sheet restructuring**<br>***May - July 2009*** | Negotiations on balance sheet restructuring proposal made by Thomson to investors<br>Thomson obtains waivers of covenant breaches and mandatory debt repayment from its senior creditors until 24 July 2009 |

**24 July 2009**

- Agreement reached on key terms of balance sheet restructuring between Thomson and majority of senior creditors
  - **Agreement formalized by signature of a Restructuring Agreement**
  - **Approval by credit committees of a majority of Syndicated Credit Facility institutions and US Private Placement Holders**

THOMSON TECHNICOLOR

19

# Key highlights of the balance sheet restructuring agreed

1. **Significant recapitalization, substantial debt reduction**
   - 45% gross debt reduction, €1.3bn gross debt reduction
   - Mainly through conversion of debt immediately into equity, as well as into instruments providing deferred access to equity ("ORA")
   - €1.55bn reinstated gross debt on balance sheet vs. €2.8bn today
2. **Appropriate liquidity position going forward**
   - €400 million of cash left on the Company's balance sheet at closing, adjusted for seasonality
   - Flexibility to access additional liquidity through receivables-backed working capital facility of €150 million
   - Rescheduling of debt amortization with pushing out of maturities
3. **Protection of existing shareholders' interests**
   - Existing shareholders to retain at least 15% of capital on a fully diluted basis after rights issues and conversion of ORA, and up to 52% in case of full participation from their side
   - Existing shareholders will have the opportunity to participate in the recapitalization of the Company, at the same terms than the creditors

THOMSON TECHNICOLOR

20

# 1 Significant recapitalization, substantial debt reduction

## Key Components

**Before Restructuring** | **After Restructuring**

€2,839m
Private Placement €1,100m
Syndicated Credit Facility €1,739m
€2,839m
Equity €350m
ORA €639m
Disposal Note €300m
Reinstated Debt €1,550m
45%
55%

### Immediate Equitization (€983m)

- Equity
  - Rights issue
  - 100% open to existing shareholders
  - Fully underwritten by creditors through set-off of debt claims
- ORA
  - Issued to creditors by conversion of existing debt
  - Subscription price aligned with rights issue
  - Maturities spread over two years
  - Existing shareholders can claw back €75 million

### Potential Equitization (€0-300m)

- DPN
  - Note to be repaid with net proceeds from ongoing disposals
  - Shortfall to be repaid through issuance of new shares or cash, at Thomson's option
  - Short term instrument (December 2010)

Note: All amount based on $/€ exchange rate of 1.30 and £/€ exchange rate of 1.10, being the exchange rates applicable at the time at which the overall economics of the Restructuring were discussed, except for the €350 million rights issue amount.

THOMSON TECHNICOLOR

21

# 1 Significant Recapitalization, Substantial Debt Reduction

## €983 million Debt Conversion into Equity and Quasi-Equity

- **€350 million Rights issue**
  - Issuance of 528 million ordinary shares
  - Offered to existing shareholders at a fixed price of €0.66 per new share, at a ratio of 2 new shares for each share currently held, *à titre irréductible et à titre réductible*
  - Fully underwritten by the creditors at the same price of €0.66 via set-off of existing debt claims
- **Up to €639 million worth of ORA (*"Obligations Remboursables en Actions"*)**
  - ORA issued to creditors by conversion of existing debt
  - Existing shareholders entitled to subscribe for €75 million of the ORA (out of the total €639 million) at the same terms
  - 3 Tranches all bearing 10% Paid-In-Kind (PIK) interests with maturities between end 2010 and end 2011
  - Mandatory redeemable in 964 million ordinary shares at maturity
  - Thomson will have the option to repay between 20 and 34% of the ORA in cash

THOMSON TECHNICOLOR

22

# 1 Significant Recapitalization, Substantial Debt Reduction

## Up to €300 million Disposal Proceeds Note

- **Up to €300 million Disposal Proceeds Note ("DPN") to be repaid in cash at maturity with the proceeds from ongoing disposals of:**
  - Grass Valley
  - PRN
  - Screenvision US
- **Any shortfall to be repaid at maturity through the issuance of new ordinary shares to creditors at the then-prevailing market price, or through available cash at the option of the Company**
  - As an example, assuming no cash proceeds from disposals and issuance of shares at €0.66 p.s., this would result in 3% additional dilution for existing shareholders post restructuring, from 15% down to 12%[(a)] of the Company's share capital on a fully diluted basis
- **Short term maturity instrument (maturing in December 2010)**
- **10% PIK interests**

(a) Assuming no subscription by existing shareholders or other investors in the rights issue and in the offering of ORAs, and before taking into account any potential redemption of the ORAs in cash by Thomson.

THOMSON TECHNICOLOR

23

# Significant Recapitalization, Substantial Debt Reduction

## €1,550 million Reinstated Debt: Key Terms

- **€500 million amortizing tranche due 2015, with limited fixed amortization scheduled in the first three years**
  - €306 million[(a)] Term Loans
    - Euribor/Libor+500bps cash interests per annum subject to downward ratchets as leverage decreases with the Euribor/Libor being subject to a minimum of 2%
  - €194 million Notes
    - 9% in cash interest per annum for Euro denominated notes, 9.35% for US$ denominated notes and 9.55% for GBP denominated notes
- **€1,050 million bullet tranche to be reimbursed in 2016**
  - €643 million[(a)] Term Loans
    - Euribor/Libor+600bps cash interests per annum subject to downward ratchets as leverage decreases with the Euribor/Libor being subject to a minimum of 2%
  - €407 million Notes
    - 9% in cash interest per annum for Euro denominated notes, 9.35% for US$ denominated notes and 9.55% for GBP denominated notes

(a) Subject to an allocation between currencies to be agreed between the Creditors and the Company prior to the date of execution of the definitive financing documents.

THOMSON TECHNICOLOR

24

# 1 Significant Recapitalization, Substantial Debt Reduction

## €1,550 million Reinstated Debt: Significantly Pushed-Out Maturities

- 45% of gross debt reduction
- Maturities schedule consistent with anticipated cash flow generation

**Before Restructuring[(a)]**

Gross Debt: €2.84bn
€m 2,000
1,500
1,000
500
0
71
157
426
1,444
370
100
91
174
2009
2010
2011
2012
2013
2014
2015
2016

**After Restructuring[(a)]**

Gross Debt: €1.55bn
€m 2,000
1,500
1,000
500
0
0
20
45
85
105
120
125
1,050
2009
2010
2011
2012
2013
2014
2015
2016

*(a) Assuming 1.10 £/€ and 1.30 €/$ FX rates, being the exchange rates applicable at the time at which the overall economics of the Restructuring were discussed.*

THOMSON TECHNICOLOR
25

# 2 Appropriate Liquidity Going Forward

- **€400 million of cash, adjusted for seasonality and net of all transaction related costs, retained by Thomson on balance sheet at closing**

- **Expected €150 million receivables-backed working capital facility**
  - Complements the cash on balance sheet
  - Ensures Thomson's liquidity and financial flexibility

THOMSON TECHNICOLOR 26

# 3 Protection of Existing Shareholders' Interests

Post €350m Rights Issue
Post €350m Rights Issue and ORA Conversion (a)
Take up by Existing Shareholders in the Rights Issue and the ORA
Today
0%
100%
100%
33%
67%
15%
85%
Closing of Balance Sheet Restructuring
Dec-2011
100%
48%
52%
Existing Shareholders
Creditors

(a) *Before potential conversion of DPN and without taking into account exercise of call option on ORA tranche IIC.*

THOMSON TECHNICOLOR

27

# TSS

- Thomson has €500 million of Undated Deeply Subordinated Fixed to Floating Rate Notes (TSS)
- The Restructuring Agreement contemplates a buyback of the TSS for a total cash consideration of €25 million

THOMSON TECHNICOLOR

28

# Corporate Governance

- Thomson's shareholders will be asked to approve at the EGM the election of a significant number of newly appointed non-executive Directors
- Until maturity of the ORAs, the decisions of the post-restructuring Board of Directors on certain matters (including M&A activity, dividends and share issuances) will be taken by qualified majority vote
- No change in operational management is included as part of the Restructuring Agreement

THOMSON TECHNICOLOR 29

# Next Steps

- **Execution of definitive documentation**
- **Approval of the plan by creditors**
  - Implementation process for the Restructuring Agreement to depend on extent to which additional creditors' support is obtained
- **Shareholder approval**
  - Extraordinary General Meeting expected to be convened in Q4 2009

THOMSON TECHNICOLOR

30

# Conclusion

| Thomson's Objectives | Addressed by Restructuring Agreement? |
|---|---|
| Restore stabilized and sustainable capital structure | ✓ |
| Ensure appropriate liquidity position to run the Company's operations | ✓ |
| Preserve interests of all stakeholders | ✓ |
| Allow the Company to refocus on its operations and its customers | ✓ |

**Key focus now on implementation process**

THOMSON TECHNICOLOR

31

# II. Highlights of H1 Results

THOMSON TECHNICOLOR

32

# Key business achievements in 1H 2009

## Group focus
- Cash generation
- Profitable contracts
- Cash consumption of discontinued operations

## Operating efficiencies
- Operating costs reduction
- Improved bid processes
- Addressing costs of non quality

## Revenues
- Economic environment remains difficult
- Improvement in mix
- DVD volume pressure offset in great part

| | |
|---|---|
| Harry Potter 7 (Warner Bros)<br>Percy Jackson (Fox)<br>Nottingham (Universal) | Visual effects |
| SENATOR | Post production & theatrical release |
| ZILLIONTV | Digital services |
| LCP ASSEMBLEE NATIONALE | Image capture & distribution |
| comcast. | Advanced cable gateway |
| Bouygues Telecom | Bbox |
| orange | HD set-top box |

THOMSON TECHNICOLOR 33

# Disposals and Closures

**Main disposals**

| Activity | Financial advisors | 1st round Bids | Due dilligence | Exclusive negotiations | Estimated Signing |
|---|---|---|---|---|---|
| Grass Valley | ✓ | ✓ | ✓ | ✓ | H2 2009 |
| Screenvision US | ✓ | ✓ | In progress | | H2 2009 |
| PRN/Convergent | ✓ | ✓ (Convergent) | ✓ (Convergent) | | H2 2009 |

**Other disposals/closures**

| Activity | Planned timeline for conclusion |
|---|---|
| Retail telephony in Europe and ROW | Q3 2009 |
| Digital cinema | Partly completed |
| Other | STS sold<br>Screenvision Belgium sold |

THOMSON TECHNICOLOR
34

# 1H 2009 results highlights

| | 1H 2008 | 1H 2009 | |
|---|---|---|---|
| Revenues from continuing activities | €1,835m | €1,801m | ▪ Group revenues for 1H 2009 YoY (1.9)% at current rates and (5.5)% at constant rates, mainly due to exit from retail telephony activity |
| New perimeter revenues | €1,690m | €1,730m | ▪ Revenues from new perimeter YoY +2.4% at current rates and (1.2)% at constant rates |
| EBIT from continuing activities | €21m | €51m | ▪ EBIT increase despite revenue decrease, mainly driven by mix improvement, cost reduction measures and operating efficiencies |
| Consolidated net result | € (182)m | €(325)m | ▪ Impact of non-cash impairment charges mostly related to estimated transaction values for Grass Valley and PRN<br>▪ Exclusive negotiations started for sale of Grass Valley |
| Adjusted net result* | € (89)m | € (20)m | ▪ Impairment charges and write offs amounted to €(306)m in 1H 2009, including €(276)m related to discontinued activities |
| Net debt | € 1,315m | €2,311m | ▪ Operating cash flow** positive in 1H 2009<br>▪ Net debt nearly stable compared to €2,357m end 1Q 2009<br>▪ Cash position at 30 June 2009: €511m |

* Excluding impairment charges and restructuring

** EBIT+D&A+Reserves minus cash restructuring charges and capex

THOMSON TECHNICOLOR

35

# 1H 09 Revenues by division

| | 1Q 2008 Actual | 1Q 2009 Actual | Change Constant currency | 2Q 2008 Actual | 2Q 2009 Actual | Change Constant currency | 1H 2008 Actual | 1H 2009 Actual | Change Actual | Change Constant currency |
|---|---|---|---|---|---|---|---|---|---|---|
| Technicolor | 407 | 410 | (3.7%) | 407 | 387 | (8.9%) | 814 | 797 | (2.1)% | (6.3)% |
| Thomson Connect | 287 | 368 | 23.9% | 402 | 364 | (12.3%) | 689 | 732 | 6.2% | 2.8% |
| Technology | 81 | 93 | (0.1%) | 100 | 102 | 10.1% | 181 | 195 | 7.9% | 5.6% |
| Other | 68 | 44 | (39.7%) | 83 | 33 | (62.2%) | 151 | 77 | (48.9)% | (52.0)% |
| **Total continuing operations** | **843** | **915** | *3.1%* | **991** | **886** | *(12.8)%* | **1,835** | **1,801** | *(1.9)%* | *(5.5)%* |
| *o/w new perimeter* | *778* | *874* | *6.9%* | *911* | *857* | *(8.1)%* | *1,690* | *1,730* | *+2.4%* | *(1.2)%* |

- Technicolor activities suffered from a strong decline in DVD replication volumes, but benefited from positive trends in Film and Content Media Management activities and from the resilience of the Content Distribution business
- Thomson Connect recorded revenue growth in 1H 2009, benefiting from solid demand and stable prices overall
- Technology revenues increased by 5.6% at constant rate, supported by growth in licensing activities
- Decrease in Group revenues in 1H 2009 mainly due to exit of retail telephony

THOMSON TECHNICOLOR

36

# New perimeter revenue evolution

Revenue breakdown
In € million. 2009 presented at 2008 exchange rates
Exit 65
Total New perimeter
778
Of which Thomson Connect
287
Exit 38
Total New perimeter
832
Of which Thomson Connect
355
2008
2009
1Q
Exit 80
Total new perimeter
911
Of which Thomson Connect
402
Exit 27
Total New Perimeter
837
Of which Thomson Connect
353
2008
2009
2Q
Exit 145
Total New perimeter
1,690
Of which Thomson Connect
689
Exit 65
Total New perimeter
1,669
Of which Thomson Connect
708
2008
2009
1H

- 2Q 2009 revenue €(127)m or (12.8)% yoy at constant rate, of which:
  - €(53)m retail telephony (exit)
  - €(49)m Thomson Connect, reflecting the impact of revenue unbalance between 1Q and 2Q 2008

- 1H 2009 revenue €(100)m or (-5.5%) yoy at constant rate:
  - €(80)m retail telephony (exit)
  - €(21)m new perimeter, or (1.2)% year over year

THOMSON TECHNICOLOR

37

# Adjusted operating profitability

| In € million | 1H 2008 | 1H 2009 |
|---|---|---|
| **EBIT from continuing activities** | **21** | **51** |
| Impairments included in EBIT from continuing activities | 0 | 30 |
| Restructuring charges, net | 36 | 3 |
| **Total adjustments on EBIT** | **36** | **33** |
| **Adjusted EBIT** | **57** | **84** |
| *As a % of revenues* | *3.1%* | *4.7%* |
| Depreciation and amortization * | 116 | 105 |
| **Adjusted EBIT+D&A** | **173** | **189** |
| *As a % of revenues* | *9.4%* | *10.5%* |

* Including variations of reserves of 15m€ in 2008 & 2009

- 1H 2009 EBIT from continuing activities impacted by:
  - €13m impairment charge on Film
  - €1m impairment charge on Thomson Connect
  - €16m impairment charges on Technology, of which €13m on trademark portfolio

THOMSON TECHNICOLOR

38

# Divisional split for adjusted continuing EBIT+DA

Adjusted EBIT+D&A divisional split
In € million
1H 2008
1H 2009
9.4%
Margin +1.1pt
10.5%
173
189
Technicolor
68
Thomson Connect
42
Technology
126
Other
(63)
77
Technicolor
52
Thomson Connect
140
Technology
(80)
Other

- **Group adjusted EBIT+D&A up 9.2% YoY or €16m**
- **Technicolor:**
  - Content services: lower activity in production and post-production offset by a strong momentum in Media Services
  - Physical Media: negative profitability impact associated with lower revenues mitigated by improved business mix and operational efficiency gains linked to restructuring actions
- **Thomson Connect:**
  - Increase in profitability: favorable mix, tighter control over bid processes, decrease of non-quality costs and cost optimization initiatives
- **Technology:**
  - Improved profitability in the Licensing business driven by higher revenues from this activity
- **Other:**
  - Impact of retail telephony exit and debt restructuring costs

THOMSON TECHNICOLOR

39

# 1H 2009 net result

| | | | |
|---|---|---|---|
| Total adjustements on EBIT (continuing) | 36 | 33 | (3) |
| Impairments on discontinued operations | 1 | 276 | +275 |
| Net restructuring on discontinued operations | 56 | (4) | (60) |
| Total adjustments on Net Result, Group share | 93 | 305 | +212 |
| **Adjusted net result, Group share** | **(89)** | **(20)** | **+69** |

Financial result positively impacted by €46m gain on unwinding swaps converting our fixed rate USD borrowings to floating rate

Discontinued operations mainly impacted by €(276)m impairment charges mostly related to estimated transaction values for Grass Valley and PRN

**1H 2009 adjusted net result improved by €69m compared to 1H 2008**

THOMSON TECHNICOLOR

40

# Operating Cash Flow

Operating Cash Flow from continuing operations
in € million

1H 2008
1H 2009
+€12m
51
63
Adjusted EBIT+D&A from continuing
173
189
Adjusted EBIT+D&A from continuing
Net Capex
(101)
(97)
Net Capex
Restructuring
(21)
(29)
Restructuring

- **Operating cash flow from continuing activities improved year over year, reflecting:**
  - the increase in adjusted EBIT+D&A
  - broadly stable capital expenditures from continuing activities compared to 1H 2008
  - a slight increase in cash used for restructuring, mostly related to actions engaged in 2008 and relating mainly to Corporate and Other activities

THOMSON TECHNICOLOR

41

# 1H 2009 Free Cash Flow

| In € million | H1 2008 | H1 2009 |
|---|---|---|
| **Adjusted EBIT+D&A** | **173** | **189** |
| o/w Technicolor | 68 | 77 |
| o/w Thomson Connect | 42 | 52 |
| o/w Technology | 126 | 140 |
| o/w Corporate & Other | (63) | (80) |
| **Net capital expenditures** | **(101)** | **(97)** |
| **Restructuring cash** | **(21)** | **(29)** |
| **OCF from continuing operations** | **51** | **63** |
| **Change in working capital and other assets and liabilities** | **27** | **(183)** |
| **Tax, financial, non-current and other items** | **(37)** | **(52)** |
| **FCF from continuing operations** | **41** | **(172)** |
| FCF from discontinued operations | (150) | (67) |
| **Group FCF** | **(109)** | **(239)** |

Free cash flow used by discontinued activities reduced by €83 million, mainly due to the exit of the Audio Video Accessories businesses at end 2H 2007.

THOMSON TECHNICOLOR

42

# Net debt and liquidity

Net debt variation in 1H 2009

In € million

2,116
189
(183)
( 97)
(81)
( 67)
44
2,311
Net debt 2008
Adjusted EBIT+DA
Working Capital variation
Net CapEx
Restructuring, tax and net finance costs
FCF from discontinued
Other including Forex impact
Net debt 1H 2009

Net financial debt of €2,311 million at 30 June 2009 compared to €2,357m at 31 March 2009

Cash position of €511 million at 30 June 2009

THOMSON TECHNICOLOR

43

# Balance sheet at June 30, 2009

| In € million | 31 Dec. 2008 | 30 June 2009 |
|---|---|---|
| **Total non-current assets** | **2,907** | **2,407** |
| *incl. Goodwill* | *926* | *756* |
| *incl. Other Intangible Assets* | *673* | *508* |
| *incl. Property, Plant & Equipment* | *541* | *451* |
| **Total current assets** | **2,684** | **2,355** |
| *incl. Cash and equivalents* | *769* | *511* |
| **Total Assets** | **5,591** | **4,762** |

| In € million | 31 Dec. 2008 | 30 June 2009 |
|---|---|---|
| **Total equity** | **(134)** | **(418)** |
| **Non-current liabilities** | **803** | **776** |
| *incl. long term debt* | *22* | *17* |
| **Current liabilities** | **4,922** | **4,404** |
| *incl. short-term debt* | *2,862* | *2,805* |
| **Total Equity & Liabilities** | **5,591** | **4,762** |

- Decrease in goodwill in non-current assets mainly driven by impairment losses of €(306)m, out of which €(138)m on goodwill and €(168)m on fixed assets

- Equity impacted by Group net loss of €(325)m, out of which €(306) million impairment charges mostly related to estimated transaction values for Grass Valley and PRN
- All debt classified as short-term since FY 2008 results

THOMSON TECHNICOLOR

44

# 1H 2009 Divisional Review

THOMSON TECHNICOLOR
45

# Technicolor – KPIs

DVD Replication Volumes
Million of units
(22)%
597
465
1H 2008
1H 2009

Film Footage
Billion of feets
0%
1.8
1.8
1H 2008
1H 2009

**Key Points – 1H 09 DVD Services Performance**

- DVD replication volumes down 22% YoY:
  - Decline of SD-DVD Replication volumes
  - Offset by improvement in mix
    - High-definition discs replication (Blu-ray™)
    - Lower kiosk volumes
    - Resilience of the distribution activities

**Key Points – 1H 09 Film Services Performance**

- Stable Film footage YoY reflecting:
  - Sustained demand from major studios
  - Lower activity from independent and mini major studios related to economic environment which weighed on funding for film production and releases

THOMSON TECHNICOLOR
46

# Technicolor – 1H 2009

**Six-Month Revenues**
In €m as reported. *Change at constant currency

(6.3)%*
814
797
1H 2208
1H 2009

**Six-Month adjusted EBIT+D&A**
In €m

8.4%
Margin +1.3pts
9.7%
68
77
1H 2008
1H 2009

## Key Points – 1H 09 Revenues

Decline in SD-DVD replication business and impact of a difficult economic environment party offset:

–Resilience of distribution activities and of the Film release printing;

–Continued growth in Media Management services and strong resilience of the Content Distribution business

## Key Points – 1H 2009 adjusted EBIT+D&A

**Adjusted EBIT+D&A up 12.4% YoY or €9m:**

- Improved business mix and operational efficiency gains linked to restructuring actions
- Strong momentum in Media Management services, which enabled to offset the impact on margins of lower activity in production and post-production

THOMSON TECHNICOLOR

47

# Thomson Connect – KPIs

Thomson Connect
Million of units
+4.1%
12.7
13.2
5.1
5.0
2.5
5.9
4.7
2.7
1H 08
1H 09
Cable
Satellite
Telecom

**Key Points – 1H 09 Performance**

**Thomson Connect volumes up 4.1% YoY:**

- Cable: slight growth in volumes, mainly driven by sustainable demand from Western European operators
- Satellite: slight decline in volumes due to an unfavourable comparison base against an exceptionally strong 2Q 2008 and continued mix improvement with sustained demand for high-end devices (HD-PVR)
- Telecom: increased volumes and substantial improvement in product-mix
- Higher level of inventories with some customers

THOMSON TECHNICOLOR

48

# Thomson Connect – 1H 2009

Six-Month Revenues
In €m as reported. *Change at constant currency
+2.8%*
689
732
1H

## Key Points – 1H 09 Revenues

**Thomson Connect revenues up 2.8% YoY at constant currency, reflecting:**

- +4.1% volume growth
- Stable average selling prices overall
- Significant decline in SSP revenues

Six-Month adjusted EBIT+D&A
In €m
6.1%
Margin +1.0pt
7.1%
42
52
1H 2008
1H 2009

## Key Points – 1H 2009 adjusted EBIT+D&A

**Adjusted EBIT+D&A up 24.7% YoY or €10m:**

- Improved mix driven by a sustained demand in high-end devices and multi-service gateways
- Tighter cost control
- Material impact of lower SSP revenues

THOMSON TECHNICOLOR

49

# Technology – 1H 2009

Six-Month Revenues
In €m as reported. *Change at constant currency
+5.6%*
181
195
1H 2008
1H 2009

## Key Points – 1H 09 Revenues

**Revenues up 5.6% YoY at constant currency, reflecting:**

–Stable revenue stream from MPEGLA pool

Six-Month adjusted EBIT+D&A
In €m
69.6%
Margin +2.2 pts
71.8%
126
140
1H 2008
1H 2009

## Key Points – 1H 2009 adjusted EBIT+D&A

**Adjusted EBIT+D&A up 11.3% YoY or €14m:**

–Direct impact of higher revenues from licensing

–Adjusted EBIT+D&A margin of 71.8% (vs. 69.6% in 1H 2008)

THOMSON TECHNICOLOR

50

# ORA Structured in 3 Tranches

| | Tranche I | Tranche II | Tranche IIC |
|---|---|---|---|
| **Size** | 50% of the total amount of ORA | between 16-30% of the total amount of ORA (depending on the election of creditors in relation to Tranche IIC) | between 20-34% of the total amount of ORA (depending on the election of creditors in relation to Tranche IIC) |
| **Maturity** | Dec-2010 | Dec-2011 | Dec-2011 |
| **Interest** | 10% Paid-in-Kind | 10% Paid-in-Kind | 10% Paid-in-Kind |
| **Company call option** | Non-callable | Non-callable | Company has the option to redeem in cash |
| **Converting into** | 482 million new ordinary shares | between 154 - 289 million new ordinary shares | between 193 - 328 million new ordinary shares |

THOMSON TECHNICOLOR
52

# Divisional profitability

| In € million | EBIT D&A 1H 2008 | EBIT D&A 1H 2009 | EBIT D&A Change, % | EBIT 1H 2008 | EBIT 1H 2009 | EBIT Change, % |
|---|---|---|---|---|---|---|
| Technicolor | 54 | 58 | 7.5% | (28) | (9) | ns |
| Thomson Connect | 32 | 52 | 60.1% | 3 | 9 | ns |
| Technology | 125 | 124 | (0.8)% | 118 | 116 | (1.3)% |
| Corporate & Other | (75) | (78) | (4.3)% | (72) | (65) | ns |
| **Total continuing operations** | **136** | **156** | **14.0%** | **21** | **51** | **141.9%** |
| ***As % of revenues*** | ***7.4%*** | ***8.7%*** | | ***1.1%*** | ***2.8%*** | |

| In € million | Adjusted EBIT D&A 1H 2008 | Adjusted EBIT D&A 1H 2009 | Adjusted EBIT D&A Change, % | Adjusted EBIT 1H 2008 | Adjusted EBIT 1H 2009 | Adjusted EBIT Change, % |
|---|---|---|---|---|---|---|
| Technicolor | 68 | 77 | 12.4% | (14) | 9 | ns |
| Thomson Connect | 42 | 52 | 24.7% | 13 | 9.8 | ns |
| Technology | 126 | 140 | 11.3% | 118 | 132 | 11.6% |
| Corporate & Other | (63) | (80) | (26.5)% | (60) | (67) | ns |
| **Total continuing operations** | **173** | **189** | **9.2%** | **57** | **84** | **46.5%** |
| ***As % of revenues*** | ***9.4%*** | ***10.5%*** | | ***3.1%*** | ***4.7%*** | |

THOMSON TECHNICOLOR
53

EXHIBIT 99.3

PRESS RELEASE

Thomson: Presentation to Investors on July 27, 2009

Paris (France), 27 July 2009 –Thomson (Euronext 18453; NYSE: TMS) announces that the presentation made to Investors today, called « Restructuring agreement and first half 2009 results », is available:

-

On Thomson’s English website, in the “Investor Center” section

o

http://www.thomson.net/GlobalEnglish/Corporate/InvestorCenter/Pages/default.aspx

o

http://www.thomson.net/GlobalEnglish/Corporate/InvestorCenter/presentations/Pages/default.aspx

o

http://www.thomson.net/GlobalEnglish/Corporate/InvestorCenter/publicationcenter/Pages/default.aspx

o

http://www.thomson.net/GlobalEnglish/Corporate/InvestorCenter/financial_results/Pages/default.aspx

-

On Thomson’s French website, in the “Relations Investisseurs” section

o

http://fr.thomson.net/FR/Home/Investor/

o

http://fr.thomson.net/FR/Home/Investor/PubsandPresents.htm

o

http://fr.thomson.net/FR/Home/Investor/Financial_Results/resultats-financiers-2009.htm

-

Directly on : www.thomson.net/presentation

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, “media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

****

About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

investor.relations@thomson.net

Shareholder Relations:

shareholder@thomson.net